PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR

April 17, 2006

Via EDGAR (CORRESPONDENCE ONLY -- NOT FOR FILING)

H. Roger Schwall, Assistant Director
          and
Tracie Towner
United States Securities and
          Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Re:      Unioil
           Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
           Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

          This is further to this firm's letter to you, dated March 15, 2006, as transmitted via EDGAR.

          We refer to the staff's letters, dated December 22, 2005, and March 1, 2006, respectively, to Charles E. Ayers, Jr., Chief Executive Officer of Unioil (the "Company").  In your letters, you set forth the staff's comments upon the referenced Report.

          This firm continues to provide active assistance to management in developing responses to your comments.  In conjunction with those activities, we have been in regular communication with each of the Company's accounting and financial professionals.

          We wish to provide the staff today with further responses to your comments.  We also wish to address from a somewhat broader perspective the impact your letters have had upon the Company's overall reporting situation.

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

          Your letter of December 22 contained 11 numbered comments.  In responding to that letter, the initial goal of this firm and of management was to narrow the field of discussion to the most challenging issues raised by the comments.  We pursued that goal in two ways.

          First, we focused upon such of your comments as we perceived to be well taken and noncontroversial.  We recommended to management that the Company undertake, at least prospectively, to comply fully with the requests the staff stated in such comments.  Management adopted our recommendations.  The resulting undertakings are as set forth in this firm's letter, dated February 1, 2006, to the staff.

          Second, together with management, we concluded that several of the staff's comments did not require revision of the Report.  As to these comments, rather, it was believed that the issues could be addressed to the staff's satisfaction via a combination of explanation and additional information.  Again, the explanations and the information were contained in this firm's letter of February 1.

          We believe that our efforts to narrow the field of discussion were productive, in that the numbered comments contained in staff's follow up letter dated March 1, 2006, were reduced to seven, only five of which were substantive in nature.

          We wish once more to narrow the field of discussion through further responses to your comments.  The captions and paragraph numbers of our responses, as set forth below, correspond to similar captions and like-numbered paragraphs in your letter of March 1.

Controls and Procedures, page 10

3.       Conclusions as to the significance of the deficiency in internal control.

          The diversion of funds by the Company's former CFO was made possible by several conditions, which, in the aggregate, constituted a material weakness in internal controls as defined in the COSO report and in PCAOB auditing standard number two.

          To accomplish the diversion of funds, the former CFO used his position as an authorized signatory on the Company's accounts to write checks payable to himself outside the normal payroll cycle.  As the person responsible for the preparation of the financial statements, the former CFO concealed the improper accounting treatment of these payments.  Owing to the Company's small staff, there was no employee of equivalent status or

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

authority to compel the former CFO to account for the payments correctly or to report his actions to the Board of Directors.  Although the Company had in place a procedure by which the financial statements were reviewed periodically by the Board, the resulting reviews failed to detect the nonpayment of payroll taxes, and were not conducted in a timely manner.  The former CFO abused his position of trust to conceal from the Board that the Company's auditors considered the treatment of these payments to be an audit issue that required resolution before they would render their audit report on the financial statements.

          The magnitude of the financial statement misstatement resulting from this deficiency is reasonably expected to be material, because the ongoing failure to pay payroll taxes allowed amounts that were individually insignificant to become material in the aggregate.  The likelihood of material misstatement of the financial statements resulting from this internal-control deficiency was nonremote because the former CFO demonstrated his willingness to draw unauthorized payments and to circumvent tax rules, and yet continued to retain the confidence of the Board of Directors.  This internal-control deficiency, therefore, meets the definition of material weakness.

Statement of Operations, page F-3

4.       Restatement of operator revenues as a reimbursement of expense and its effects upon the full-cost pool.

          Because the amounts of overhead expense exceed the reimbursements in every year, the restatement of operator revenues is not expected to affect the full-cost pool.

 Note 2 - Extraordinary Item, page F-7

5.       Extraordinary item treatment of misappropriated funds.

          The Company intends to restate its 2004 financial statements to reclassify amounts currently included as an extraordinary item, so that such amounts shall be treated as an operating-expense item in the statement of operations, with an explanatory footnote in the financial statements.  The footnote is expected to read substantially as follows:

During 2004, the Company's Board of Directors undertook to bring the Company into compliance with its reporting obligations under the Securities Exchange Act of 1934, after not having filed periodic reports for the years 1998 through 2004.  During the process of preparing financial statements and disclosures for the catch-up filings,

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

the Board members discovered that, during the period of nonfiling, the individual who held the offices of Vice President, Chief Financial Officer, and Secretary of the Company, and who was also a Director of the Company (such individual being hereinafter referred to as the "Former VP") had caused inaccurate payroll reports to be filed with the United States Internal Revenue Service and with the Colorado Department of Revenue, and had increased his own compensation without authorization.  The Board determined that the amount so diverted totaled $197,839 for the period 1998 through 2004.  The Former VP's employment with the Company was terminated on January 3, 2005.  In March 2005, the Company filed amended payroll reports with federal and state taxing authorities, and paid the applicable taxes and withholdings.  The Former VP claims to have no resources from which to make restitution of the relevant funds to the Company.  The Company nevertheless brought a lawsuit against the Former VP, and secured a default judgment against him in the amount of $595,828, plus accrued interest at statutory rates.  The amount of this judgment reflects a trebling of actual damages under the Colorado Commercial Theft Statute and an award of attorneys' fees and costs to the Company.  Although the Company has taken further legal action to collect the judgment, the Company expects to be unable to recover substantially all of these funds, and has recorded losses in the respective periods during which the disbursements were made.  Payments identified as excess compensation, employer payroll taxes on salary and excess compensation, and accrued but unpaid employee withholdings for which the Company is legally responsible, totaled $45,364 in 2004, $45,496 in 2003, $45,614 in 2002, $35,093 in 2001, $25,731 in 2000, and $541 in 1998.  Future recoveries, if any, will be recognized in the period in which the recovery is received.

Reserves and Other Information, page 3

6.       Proved undeveloped ("PUD") reserves previously claimed.

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

          The Company has determined to limit its claims of PUD reserves to reserves associated with existing wells that are being reworked or recompleted, or that are earmarked for reworking and recompletion during 2006 and 2007 with funds generated internally or to be borrowed as the Company has done historically.  The Company has determined to delete from its claims of PUD reserves any oil and gas deposits that cannot be recovered without the drilling of new wells, irrespective of the strength of geological evidence of the extent of such deposits, and even though such deposits lie within Company-controlled acreage.

Production, page 5

7.       Production cost figures in Results of Operations.

          The Company is making corrections to its production cost figures, and its unit production costs, in accordance with your comment.

          In addition to our responses to your comments, as set forth above, we wish to conclude with two interrelated observations.

          First, the comments contained in your letters are directed primarily or entirely to the referenced 2004 Report and, in that sense, are retrospective in effect.  The comments, of course, also have a strong prospective effect, in that the Company must take all or most of the comments into consideration in preparing not only its 2005 Report on Form 10-KSB, but also all of its subsequent periodic reports.  The 2005 Report is further entertwined with the one for 2004, because the 2005 Report must include financial statements for fiscal 2004.

          The close and numerous interconnections between the retrospective and prospective effects of your comments requires that the preparation of the 2005 Report and the possible amendment of the 2004 Report be viewed as a single, integrated project.  As to each report, moreover, any change in the financial statements must be examined for its possible impact upon the narrative items of the report, and vice versa.  Any change either in language or in financial figures for the 2005 Report likewise would have to be evaluated to determine whether the change might create a need for possible amendments in the narrative or the financial portions, or both, of the 2004 Report, and vice versa.

          This process has meant as a practical matter that neither the preparation of the 2005 Report nor the development of the Company's responses to your comments on the 2004 Report could be given priority over the

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

other, nor could either aspect of the project be accomplished without taking into consideration both the possible retrospective and possible prospective effects of each comment.

          The revision of the PUD reserve figures is emphatically a case in point.  The revisions necessitated calculations, for example, of the possible financial statement effects of excluding the PUD reserves from the full-cost ceiling.  Revision of the PUD reserve figures had actual or potential ripple effects, backward and forward, not only for the financial statements, but also for Management's Discussion and Analysis and other portions of the narrative sections of the 2005 and 2004 Reports.

          We mention the above as a prelude to our second observation.  We call your attention to the Company's having filed a Notification of Late Filing on Form 12b-25 with respect to the 2005 Report.  In particular, we call your attention to PART III - NARRATIVE, wherein the Company explains its inability to file the 2005 Report timely.  For the reasons explained above, the information contained in PART III of the Form 12b-25 is applicable as well to the timing of the Company's responses to your comment letters.

          Finally, we refer to comment 2 in your letter of March 1.  That comment relates to whether the Company shall be required to file an amendment to the 2004 Report or, rather, shall be permitted to respond to your comments through a combination of this firm's letters to you and  the incorporation of suitable language into the 2005 Report.  Your comment notes that this issue remains under consideration by the staff.  May we suggest that, in your deliberations on this issue, you review the 2005 Report both (i) to evaluate the extent to which the Company has succeeded, through the vehicle of the 2005 Report, in responding to the comments you directed toward the 2004 Report, and (ii) to assess the need or lack of need for an amendment to the 2004 Report itself.

H. Roger Schwall, Assistant Director
      and
Tracie Towner
April 17, 2006

          Should you have questions in the meantime, we ask that you contact the undersigned at the address or the telephone number set forth in the heading to this letter.

                                                                                          Yours sincerely,

                                                                                          /s/ Jack M. Merritts

                                                                                          Jack M. Merritts

cc:                Unioil
                    Charles E. Ayers, Jr., President

                    Comiskey & Company, P.C.
                    Jennifer Maliar, C.P.A.